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SECU 17004632

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
416

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SEC FILE NUMBER
8-68651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loughlin Investments LLC dba Latitude Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 W 55th Street, 5th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Broshek - (212)340-8423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy, Suite 290 (Address) Livingston (City) NJ (State) 07039-1711 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCR

OATH OR AFFIRMATION

I, Peter Broshek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loughlin Investments LLC d/b/a LM+Co Capital, as of January 24th, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

MICHAEL A. BIONDI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BI6213122
Qualified in New York County
Commission Expires November 2, 2017

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2016

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL

CONTENTS

	Page
Form X-17A-6 Part III: Facing Page	1-2
Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Schedules	
Report of Independent Registered Public Accounting Firm on Supplemental Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934	11
Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2016	12
Report of Independent Registered Public Accounting Firm	13
Exemption Report	14

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments, LLC
d/b/a LM + Co. Capital
New York, New York

We have audited the accompanying statement of financial condition of Loughlin Investments, LLC d/b/a LM + Co. Capital as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Loughlin Investments, LLC d/b/a LM + Co. Capital's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loughlin Investments, LLC d/b/a LM + Co. Capital as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 21, 2017

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO.CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	67,646
Accounts receivable		12,500
Prepaid expenses		17,043
TOTAL ASSETS	$	97,189

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued Expenses	$	1,910
TOTAL LIABILITIES		1,910
MEMBERS' EQUITY		95,279
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	97,189

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commission revenue	$ 492,500
TOTAL REVENUES	492,500
EXPENSES	
Compliance	36,172
Bad Debt	49,485
Office	7,686
Insurance	5,647
Management fee	95,427
Payroll and related	571,510
Professional development	15,422
Professional fees	30,001
Regulatory fees	1,469
Rent	24,362
Travel and entertainment	48,886
Telephone and internet	15,469
TOTAL EXPENSES	901,536
Net Loss	$ (409,036)

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY, December 31, 2015	$ 706,335
Net Loss	(409,036)
Distribution	(202,020)
MEMBERS' EQUITY, DECEMBER 31, 2016	$ 95,279

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(409,036)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		27,500
Prepaid expenses		7,597
Accrued expenses		(7,802)
NET CASH USED IN OPERATING ACTIVITIES		(381,741)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Distributions to member		(202,020)
NET DECREASE IN CASH		(583,761)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		651,407
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	67,646

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
Cash received from:		
City income taxes	$	13,076

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 - Organization and Summary of Significant Accounting Policies

Organization
Loughlin Investments, LLC d/b/a LM + Co Capital (the "Company") was formed in 2004 in the state of Delaware. The Company is headquartered in New York, New York. On November 13, 2012, the Securities and Exchange Commission ("SEC") accepted the Company's application for registration as a broker or dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. In addition, on November 13, 2012, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is registered with the SEC and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions and other related services.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Reporting Period
The company reports its financial information on a calendar year (December 31). These financial statements reflect the financial information as of December 31, 2016 and for the year then ended.

Use of Estimates
The presentation of the financial statements is in conformity with accounting principles generally accepted in the united States of America requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue consist of fees earned from providing merger and acquisition services and are recorded upon performance of these services. Non-refundable retainer fees are earned and recorded on a monthly basis. Success fees are earned and recorded when a transaction is closed.

Income Taxes
The company is treated as a partnership for federal, state and local income tax purposes: therefore, the taxable income or loss from the Company's operations is allocated to the Company's members.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2016, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during the year ended December 31, 2016.

Subsequent Events

The Company has evaluated its subsequent events and transactions occurring after December 31, 2016 through February 21, 2017, the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance if the minimum net capital of the greater of $5,000 or one-eighth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016 the Company had net capital of $65,736 which exceeds it requirement by $60,736.

The Company in not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or woe money or securities to, customers from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2016.

Note 3 - Concentrations of Credit Risk

For the year ended December 31, 2016, 4 customers made up 100% of the Company's annual revenues.

Note 4 - Related Party Transactions

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by Loughlin Management Partners & Co. Inc., a related party through common ownership, on behalf of the Company. For the year ended December 31, 2016, expenses related to the expense sharing agreement amounted to approximately $777,173.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Loughlin Investments, LLC
d/b/a LM + Co. Capital
New York, New York

We have audited the financial statements of Loughlin Investments, LLC d/b/a LM + Co. Capital as of and for the year ended December 31, 2016, and have issued our report thereon dated February 21, 2017, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 12, has been subjected to audit procedures performed in conjunction with the audit of Loughlin Investments, LLC d/b/a LM + Co. Capital's financial statements. The supplemental information is the responsibility of Loughlin Investments, LLC d/b/a LM + Co. Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 21, 2017

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL	
Total Members' Equity	$ 95,279
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	29,543
NET CAPITAL	65,736
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 60,736
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 1,910
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0291 to 1

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments, LLC
d/b/a LM + Co. Capital
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Loughlin Investments, LLC d/b/a LM + Co. Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which Loughlin Investments, LLC d/b/a LM + Co. Capital claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions"), and (2) Loughlin Investments, LLC d/b/a LM + Co. Capital stated that Loughlin Investments, LLC d/b/a LM + Co. Capital met the identified exemption provisions throughout the most recent fiscal year without exception. Loughlin Investments, LLC d/b/a LM + Co. Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Loughlin Investments, LLC d/b/a LM + Co. Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 21, 2017

LM+Co
CAPITAL

Results. Period™

On behalf of Loughlin Investments LLC d/b/a LM+Co Capital, I, as Chief Compliance Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2016:

- LM+ Co Capital claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- LM+Co Capital did not hold any customer funds or securities at any time during the year.
- LM+Co Capital met the identified exemption provisions throughout the reporting period of January 1st thru December 31st, 2016 without exception.

Peter Broshek

Peter Broshek
Chief Compliance Officer
LM+Co Capital